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                 May 2, 2022

       Roman Franklin
       Chief Executive Officer
       SIMPLICITY ESPORTS & GAMING Co
       625 N. Flagler Drive , Suite 600
       West Palm Beach , FL 33401

                                                        Re: SIMPLICITY ESPORTS
& GAMING Co
                                                            Registration
Statement on Form S-1
                                                            Filed on April 21,
2022
                                                            File No. 333-264412

       Dear Mr. Franklin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services